UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
____________________

LOJACK CORPORATION
(Name of Subject Company)
____________________

LEXUS ACQUISITION SUB, INC.
(Offeror)

CALAMP CORP.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

539451104
(CUSIP Number of Class of Securities)

Stephen M. Moran
Vice President and General Counsel
CalAmp Corp.
1401 N. Rice Avenue
Oxnard, California 93030
(805) 987-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
____________________

Copy to:

Peter W. Wardle
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071
(213) 229-7900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$125,319,945.45	$12,619.72

*

Estimated for purposes of calculating the filing fee only. The transaction value was calculated by adding (i) 18,969,614 shares of common stock, par value $0.01 per share ("Shares"), of LoJack Corporation ("LoJack") issued and outstanding as of January 29, 2016 multiplied by the offer price of $6.45 per share (the "Offer Price"); (ii) 714,289 Shares underlying LoJack restricted stock awards as of January 29, 2016, which will accelerate and become fully vested in connection with the transaction, multiplied by the Offer Price; (iii) 1,447,866 Shares subject to issuance pursuant to LoJack options as of January 29, 2016, multiplied by the Offer Price less the weighted average exercise price for such options of $3.85; and (iv) 12,010 Shares subject to issuance pursuant to LoJack restricted stock units as of January 29, 2016, multiplied by the Offer Price; and subtracting an amount equal to (a) 850,100 Shares beneficially owned as of the date of this document by Parent of Offeror, Offeror and its subsidiaries, multiplied by (b) the Offer Price. The calculation of the filing fee is based on information provided by LoJack as of January 29, 2016.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001007.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[x]	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by CalAmp Corp., a Delaware corporation (“CalAmp”), and Lexus Acquisition Sub, Inc. (“Purchaser”), a Massachusetts corporation and a wholly-owned subsidiary of CalAmp. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of LoJack Corporation, a Massachusetts corporation (“LoJack”), at $6.45 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 16, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

CALAMP CORP.

By:	/s/ Richard Vitelle
Name:	Richard Vitelle
Title:	Executive Vice President, Chief Financial Officer and Secretary

LEXUS ACQUISITION SUB, INC.

By:	/s/ Richard Vitelle
Name:	Richard Vitelle
Title:	Treasurer and Secretary

EXHIBIT INDEX
Index No.
(a)(1)(A)	Offer to Purchase, dated February 16, 2016.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Summary Advertisement, dated February 16, 2016.
(a)(5)(A)	Joint Press Release issued by CalAmp Corp. and LoJack Corporation on February 16, 2016.
(b)	Not applicable.
(d)	Agreement and Plan of Merger, dated February 1, 2016, by and among LoJack Corporation, CalAmp Corp. and Lexus Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CalAmp Corp. on February 2, 2016).
(g)	Not applicable.
(h)	Not applicable.